15027509

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 1 2015 WASH. D.C. 189

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (MM/DD/YY) AND ENDING June 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Modern Equity Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Brewers Bridge Rd.
(No. and Street)

Jackson	NJ	08527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie Doornbos O'Keefe (646) 827-9626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Modern Equity Services LLC, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of New Jersey
County of Ocean
Subscribed and sworn to (or affirmed) before me on this 27th day of August, 2015 by Gregory Levine proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Signature

Managing Member & CCO
Title

Notary Public

ZAEEMA BABAR
Notary Public
State of New Jersey
My Commission Expires Jun 26, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Modern Equity Services LLC:

We have audited the accompanying statement of financial condition of Modern Equity Services LLC (the Company) as of June 30, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modern Equity Services LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 26, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

MODERN EQUITY SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2015

Assets		
Cash	$	18,450
Accounts receivable		2,093
Prepaid expenses		366
Total assets	$	20,909
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	205
Payable to related party		500
Total liabilities		705
Members' equity		20,204
Total liabilities and members' equity	$	20,909

The accompanying notes are an integral part of these financial statements.

MODERN EQUITY SERVICES LLC

STATEMENT OF OPERATIONS

Year Ended June 30, 2015

Revenues:		
Fee based income	$	2,093
Total Revenues		2,093
Expenses:		
Rent		3,000
Regulatory fees		2,911
Other operating expenses		1,119
Total expenses		7,030
Net income (loss)	$	(4,937)

The accompanying notes are an integral part of these financial statements.

MODERN EQUITY SERVICES LLC

STATEMENT OF CHANGES IN MEMBERs' EQUITY

Year Ended June 30, 2015

Members' equity - July 1, 2014	$	16,241
Members' Contributions		8,900
Net income (loss)		(4,937)
Member equity - June 30, 2015	$	20,204

The accompanying notes are an integral part of these financial statements.

MODERN EQUITY SERVICES LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2015

Cash flows from operating activities	
Net income (loss)	$ (4,937)
Adjustments to reconcile net loss to	
(Increase) decrease in assets:	
Accounts receivable	(2,093)
Prepaid expenses	(366)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	130
Payable to related party	500
Total	
Net cash used in operating activities	(6,766)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Capital contribution	8,900
Net cash used in financing activities	8,900
Net decrease in cash and cash equivalnets	2,134
Cash and cash equivalents, beginning of year	16,316
Cash and cash equivalents, end of year	$ 18,450
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

Supplememtal disclosures of non-cash transactions:

During the year ended June 30, 2015, the members agreed to forego payment of the monthly administrative expense. As a result, these costs are reflected as capital contribution. These amounts totalled $2,500

Modern Equity Services LLC
Notes to Financial Statements
June 30, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Modern Equity Services LLC (the "Company") was organized in the State of New Jersey on September 20, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is affiliated through common ownership with Modern Regulatory Services LLC and Modern Real Estate Holdings LLC ("Affiliates").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including receiving commission based referral fees .

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Modern Equity Services LLC
Notes to Financial Statements
June 30, 2015

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a New Jersey Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of June 30, 2015, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2015, the Company incurred $3000 occupancy expense on the Statement of Operations. At June 30, 2015, the amount payable to the Affiliate was $500.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2015 or during the year then ended.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2015 or during the year then ended.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended June 30, 2015, the Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2015, the Company had net capital of $17,745 which was $12,745 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($705) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum allowed.

MODERN EQUITY SERVICES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
SCHEDULE I

June 30, 2015

Net capital		
Total Members' equity	$	20,204
Non-allowable assets, deductions and/or charges		
Accounts Receivable		2,093
Prepaid Expenses		366
Total non-allowable assets, deductions and/or charges		2,459
Net capital before haircuts on securities		17,745
Haircuts		0
Net capital under SEC Rule 15c3-1	$	17,745
Aggregate indebtedness		
Accounts payable, accrued expenses and other liabilites	$	705
Total aggregate indebtedness	$	705
Computation of net capital requirement		
Minimum net capital requirements (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	12,745
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$	11,745
Ratio of aggregate indebtedness to net capital		.04 to 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2015.

Modern Equity Services LLC
Schedule II - Computation for determining of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2015

A computation of reserve requirements is not applicable to Modern Equity Services LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Modern Equity Services LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2015

Information relating to possession or control requirements is not applicable to Modern Equity Services LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Modern Equity Services LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For Year Ended June 30, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Modern Equity Services LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Modern Equity Services LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Modern Equity Services LLC stated that Modern Equity Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Modern Equity Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Modern Equity Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
August 26, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MODERN EQUITY SERVICES LLC
Admin Offices, Suite B1
225 Brewers Bridge Rd.
JACKSON, NJ 08527

Assertions Regarding Exemption Provisions

We, as members of management of Modern Equity Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 30, 2015.

Modern Equity Services, LLC

By:

Gregory Levine

Gregory Levine
Chief Compliance Officer

August 17, 2015